SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

WIKILOAN, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

 (CUSIP Number)

Edward C. DeFeudis
1093 Broxton Avenue Suite 210
Los Angeles, CA 90024
(310) 443-9246
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

January 31, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Edward C. DeFeudis

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
14,774,000 shares of common stock
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
14,774,000 shares of common stock
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,774,000 shares of common stock

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.0%

(14) TYPE OF REPORTING PERSON

IN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Spider Investments, LLC

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 Florida, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
13,025,000 shares of common stock
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
13,025,000 shares of common stock
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,025,000 shares of common stock

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%

(14) TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this statement is based is the common stock, par value $0.001, of Wikiloan, Inc., a Delaware corporation (the “Issuer”), with its principal place of business located at 1093 Broxton Avenue Suite 210, Los Angeles, CA 90024.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being jointly filed by: (i) Edward C. DeFeudis, an individual with a business address located at 1093 Broxton Avenue Suite 210, Los Angeles, CA 90024 (“Mr. DeFeudis”), who is the President and Chief Financial Officer of the Issuer, and (ii) Spider Investments, LLC, a Florida limited liability company with its principal place of business located at 1093 Broxton Avenue Suite 210, Los Angeles, CA 90024 (“Spider Investments”). Spider Investments mainly engages in providing business consulting services.

Mr. DeFeudis is the Manager of Spider Investments as well as the President of Lion Equity Holding Corp., a Florida corporation (“Lion Equity”). Mr. DeFeudis has the sole voting and dispositive power over Spider Investments and Lion Equity.

Mr. DeFeudis beneficially owns an aggregate of 14,744,000 shares of the Issuer’s common stock, consisting of (i) 1,749,000 shares of common stock directly owned by Mr. DeFeudis, and (ii) 13,025,000 shares of common stock beneficially owned through Spider Investments over which Mr. DeFeudis has sole voting and dispositive power.

During the past five years, neither Mr. DeFeudis nor Spider Investments has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, neither Mr. DeFeudis nor Spider Investments has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. DeFeudis is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 8, 2005, the Issuer entered into an agreement for the purchase of preferred stock with Mr. DeFeudis. Pursuant to the agreement, Mr. DeFeudis invested $37,500 in the Issuer to pay off an outstanding debt with Belmont Partners in exchange for 3,750,000 shares of the Issuer’s preferred stock. Rather than issuing the preferred stock, the Issuer issued to Mr. DeFeudis 1,875,000 shares of common stock pursuant to a letter of issuance of common stock dated January 25, 2008. As additional consideration, the Issuer issued to Lion Equity, a company of which Mr. DeFeudis is the President, 600,000 shares of the Issuer’s common stock.

On February 26, 2008, the Issuer acquired all the right, title and interest in and to www.swapadebt.com, a person-to-person lending website from Spider Investments. As consideration, the Issuer issued to Spider Investments 22,200,000 shares of common stock. As a result of the transaction, Mr. DeFeudis beneficially owned 24,675,000 shares of the Issuer’s common stock, which represented 49.84% of all the Issuer’s issued and outstanding common stock at that time.

Between October 27, 2009 and January 30, 2011, through Lion Equity, Mr. DeFeudis acquired an aggregate of 192,500 shares of common stock, which resulted in Mr. DeFeudis’s beneficial ownership of 24,867,500 shares of the Issuer’s common stock.

Between September 24, 2010 and January 13, 2011, through Lion Equity, Mr. DeFeudis sold an aggregate of 130,000 shares of common stock, which resulted in Mr. DeFeudis’s beneficial ownership of 24,737,500 shares of the Issuer’s common stock. After the transaction, Lion Equity owned an aggregate of 662,500 shares of the Issuer’s common stock. (the “Lion Equity Shares”)

On January 31, 2011, Mr. DeFeudis returned all the Lion Equity Shares and 9,175,000 shares held by Spider Investements to the treasury of the Issuer. Mr. DeFeudis sold 45,000 shares of common stock at $0.598 per share on January 31, 2011 and additional 81,000 shares of common stock at $0.5302 per share on February 1, 2011. As a result of the transactions, the Issuer currently has 47,597,069 shares of common stock issued and outstanding, among which Mr. DeFeudis beneficially owns 14,774,000 shares, or approximately 31.0% of the Issuer’s total issued and outstanding shares.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by Mr. DeFeudis of the beneficial ownership of the shares on August 8, 2005 was in exchange for Mr. DeFeudis’s $37,500 investment in the Issuer to pay off an outstanding debt with Belmont Partners.

The acquisition by Mr. DeFeudis of the beneficial ownership of the shares on February 26, 2008 was consideration for the acquisition by the Issuer of all the right, title and interest in and to a lending website from Spider Investments.

The acquisition by Mr. DeFeudis of the beneficial ownership of the 30,000 shares between October 27, 2009 and January 30, 2011 was intended for investment purposes, the other 162,500 shares were issued in lieu of compensation to Mr. DeFeudis’s consulting services to the Issuer.

The return of the 9,837,500 shares of common stock to the treasury of the Issuer was consummated to strengthen its shareholder structure in order to attract corporate alliances.

Except as set forth herein, neither Mr. DeFeudis nor Spider Investments has any plans or proposals which would relate to or result in:

(a)	hedging transactions with regard to the shares involved except in compliance with the Securities Act

(b)	resale, distribution or fractionalization of the shares involved;

(c)	other person having a direct or indirect beneficial interest in the shares involved.

Mr. DeFeudis reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. DeFeudis to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, Mr. DeFeudis beneficially owns 14,774,000 shares of the issued and outstanding common stock of the Issuer, including the indirect ownership of Spider Investments’ 13,025,000 shares of common stock. Such amount represented 31.0% of the total issued and outstanding common shares of the Issuer.

(b)	Mr. DeFeudis holds sole voting and dispositive power over the common stock of the Issuer as issued to Mr. DeFeudis and Spider Investments.

(c)	Except as disclosed above, Mr. DeFeudis has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the website purchase agreement, preferred stock purchase agreement and the letter of the issuance of common stock as described above in this Schedule 13D, neither Mr. DeFeudis nor Spider Investments has any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.1	Agreement to jointly file the Schedule 13D by and between Mr. DeFeudis and Spider Investments, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

Edward C. DeFeudis

/s/ Edward C. DeFeudis

Spider Investments, LLC

By:	/s/ Edward C. DeFeudis
Edward C. DeFeudis, President